SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period April 9, 2004 to April 22, 2004

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada
(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                       ]

SIGNATURES
NEWS RELEASE

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release Announcing the Cash Distribution for May 15, 2004 and the results of the Annual General Meeting.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
April 22, 2004	By:
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION FOR MAY 15, 2004 AND
RESULTS OF ANNUAL GENERAL MEETING

(Calgary, April 22, 2004) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust announced today the cash distribution payable May 15, 2004 will be Cdn $0.21 per trust unit. The distribution is net of amounts withheld to finance capital expenditures. The ex-distribution date is April 29, 2004 and the record date is May 3, 2004.

The May 15, 2004 distribution of Cdn $0.21 per trust unit is equivalent to approximately U.S. $0.16 per trust unit using a U.S./Canadian dollar exchange ratio of 1.3532. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date net of applicable Canadian withholding taxes.

This distribution relates to the production month of March, 2004. Cash distributions paid over the past 12 months now total Cdn $2.56 per trust unit or approximately U.S. $1.91 per trust unit.

Annual General Meeting Update:

Pengrowth Corporation also announced today that the proposed reclassification of trust unit capital into Class A and Class B units received approval by in excess of 95% of the votes tendered in person or by proxy at the Special and Annual Meetings conducted on April 22, 2004. The reclassification will be implemented at a date determined and announced by the Board of Directors upon receipt of regulatory approval and satisfaction of other conditions set out in the Information Circular and Proxy Statement.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, Calgary E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191